UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Chairman and Chief Executive Officer

Date: June 20, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: BEST Inc. Enters into Definitive Agreement for “Going-Private” Transaction
99.2	Agreement and Plan of Merger, dated June 19, 2024, by and among BEST Global Partners, Phoenix Global Partners and BEST Inc.

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